Registration No.  333-140520
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1341

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on March 30, 2007 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


          Conservative Growth Portfolio, 2nd Quarter 2007 Series

            Moderate Growth Portfolio, 2nd Quarter 2007 Series

        Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series

                                 FT 1341

FT 1341 is a series of a unit investment trust, the FT Series. FT 1341 consists of three separate portfolios listed above (each, a "Trust," and collectively, the "Trusts").

Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series invests in a diversified portfolio of common stocks ("Common Stocks") selected by applying a specialized strategy. Conservative Growth Portfolio, 2nd Quarter 2007 Series and Moderate Growth Portfolio, 2nd Quarter 2007 Series each invest in Common Stocks and common stocks of closed-end investment companies ("Closed-End Funds") which invest in investment-grade bonds ("Investment-Grade Bonds"). Collectively, the Common Stocks and Closed-End Funds are referred to as the "Securities."

The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                              1-800-621-9533


              The date of this prospectus is March 30, 2007

                            Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Registered Public Accounting Firm  7
Statements of Net Assets                                 8
Schedules of Investments                                10
The FT Series                                           22
Portfolios                                              22
Risk Factors                                            25
Hypothetical Performance Information                    26
Public Offering                                         27
Distribution of Units                                   30
The Sponsor's Profits                                   31
The Secondary Market                                    31
How We Purchase Units                                   31
Expenses and Charges                                    31
Tax Status                                              32
Retirement Plans                                        35
Rights of Unit Holders                                  35
Income and Capital Distributions                        36
Redeeming Your Units                                    36
Investing in a New Trust                                38
Removing Securities from a Trust                        38
Amending or Terminating the Indenture                   39
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator              39
Other Information                                       41

                     Summary of Essential Information

                                 FT 1341

                    At the Opening of Business on the
                  Initial Date of Deposit-March 30, 2007

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                       Conservative
                                                                                       Growth                 Moderate Growth
                                                                                       Portfolio, 2nd         Portfolio, 2nd
                                                                                       Quarter 2007 Series    Quarter 2007 Series
                                                                                       ___________________    ___________________
Initial Number of Units (1)                                                                    39,997              39,999
Fractional Undivided Interest in the Trust per Unit (1)                                      1/39,997            1/39,999
Public Offering Price:
Public Offering Price per Unit (2)                                                         $   10.000          $   10.000
   Less Initial Sales Charge per Unit (3)                                                       (.100)              (.100)
                                                                                           __________          __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                  9.900               9.900
   Less Deferred Sales Charge per Unit (3)                                                      (.145)              (.145)
                                                                                           __________          __________
Redemption Price per Unit (5)                                                                   9.755               9.755
    Less Creation and Development Fee per Unit (3)(5)                                           (.050)              (.050)
    Less Organization Costs per Unit (5)                                                        (.029)              (.029)
                                                                                           __________          __________
Net Asset Value per Unit                                                                   $    9.676          $    9.676
                                                                                           ==========          ==========
Estimated Net Annual Distribution per Unit (6)                                             $    .3220          $    .2219
Cash CUSIP Number                                                                          30272C 382          30272C 432
Reinvestment CUSIP Number                                                                  30272C 390          30272C 440
Fee Accounts Cash CUSIP Number                                                             30272C 408          30272C 457
Fee Accounts Reinvestment CUSIP Number                                                     30272C 416          30272C 465
FTPS CUSIP Number                                                                          30272C 424          30272C 473
Security Code                                                                                  045167              045172
Ticker Symbol                                                                                  FCNGAX              FMGAQX

First Settlement Date                                     April 4, 2007
Mandatory Termination Date (7)                            June 30, 2008
Rollover Notification Date (8)                            June 1, 2008
Special Redemption and Liquidation Period (8)             June 15, 2008 to June 30, 2008
Distribution Record Date                                  Fifteenth day of each month, commencing April 15, 2007.
Distribution Date (6)                                     Last day of each month, commencing April 30, 2007.
____________

See "Notes to Summary of Essential Information" on page 4.

                     Summary of Essential Information

                                 FT 1341

At the Opening of Business on the Initial Date of Deposit-March 30, 2007

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                                          Target Long-Term
                                                                                                          Growth Portfolio
                                                                                                          2nd Quarter 2007
                                                                                                          Series
                                                                                                          _________________
Initial Number of Units (1)                                                                                      39,995
Fractional Undivided Interest in the Trust per Unit (1)                                                        1/39,995
Public Offering Price:
Public Offering Price per Unit (2)                                                                          $    10.000
   Less Initial Sales Charge per Unit (3)                                                                         (.100)
                                                                                                            ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                    9.900
   Less Deferred Sales Charge per Unit (3)                                                                        (.145)
                                                                                                            ___________
Redemption Price per Unit (5)                                                                                     9.755
    Less Creation and Development Fee per Unit (3)(5)                                                             (.050)
    Less Organization Costs per Unit (5)                                                                          (.029)
                                                                                                            ___________
Net Asset Value per Unit                                                                                    $     9.676
                                                                                                            ===========
Estimated Net Annual Distribution per Unit (6)                                                              $     .1182
Cash CUSIP Number                                                                                            30272C 481
Reinvestment CUSIP Number                                                                                    30272C 499
Fee Accounts Cash CUSIP Number                                                                               30272C 507
Fee Accounts Reinvestment CUSIP Number                                                                       30272C 515
FTPS CUSIP Number                                                                                            30272C 523
Security Code                                                                                                    045177
Ticker Symbol                                                                                                    FTLTQX

First Settlement Date                                    April 4, 2007
Mandatory Termination Date (7)                           June 30, 2008
Rollover Notification Date (8)                           June 1, 2008
Special Redemption and Liquidation Period (8)            June 15, 2008 to June 30, 2008
Distribution Record Date                                 Fifteenth day of each month, commencing April 15, 2007.
Distribution Date (6)                                    Last day of each month, commencing April 30, 2007.

____________

(1) As of the close of business on April 2, 2007, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5)The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends the Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in the Trust's fees and expenses and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the last day of each month to Unit holders of record on the fifteenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions." At the rollover date for Rollover Unit holders or upon termination of the Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."

                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately 15 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                            Conservative             Moderate
                                                                            Growth                   Growth
                                                                            Portfolio, 2nd           Portfolio, 2nd
                                                                            Quarter 2007 Series      Quarter 2007 Series
                                                                            ___________________      ___________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _____      _______       _____        _____
Maximum Sales Charges (including creation and development fee)              2.95%        $.295       2.95%        $.295
                                                                            =====      =======       =====        =====

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .290%(d)     $.0290      .290%(d)     $.0290
                                                                            =====      ========      =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .143%(f)     $.0143      .144%(f)     $.0144
Underlying Closed-End Fund Expenses                                         .654%(g)     $.0654      .335%(g)     $.0335
                                                                            _____      ________      ______       ______
Total                                                                       .857%       $ .0857       .539%       $.0539
                                                                            =====      ========      ======       ======

                                                                                                    Target Long-Term
                                                                                                    Growth Portfolio
                                                                                                    2nd Quarter 2007 Series
                                                                                                    _______________________
                                                                                                                 Amount
                                                                                                                 per Unit
                                                                                                                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
Initial sales charge                                                                                1.00%(a)     $.100
Deferred sales charge                                                                               1.45%(b)     $.145
Creation and development fee                                                                        0.50%(c)     $.050
                                                                                                    _____        _____
Maximum Sales Charges (including creation and development fee)                                      2.95%        $.295
                                                                                                    =====        =====

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                        .290%(d)     $.0290
                                                                                                    =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                                                       .060%        $.0060
Trustee's fee and other operating expenses                                                          .145%(f)     $.0145
                                                                                                    _____        ______
     Total                                                                                          .205%        $.0205
                                                                                                    =====        ======

Page 5


                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that your Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                 1 Year       3 Years      5 Years      10 Years
                                                                 ______       _______      _______      ________
Conservative Growth Portfolio, 2nd Quarter 2007 Series           $  410       $1,041       $1,457       $2,977
Moderate Growth Portfolio, 2nd Quarter 2007 Series                  378          947        1,299        2,663
Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series          345          847        1,131        2,324

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 20, 2007.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of a Trust's initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Although not actual Trust operating expenses, Conservative Growth Portfolio, 2nd Quarter 2007 Series and Moderate Growth Portfolio, 2nd Quarter 2007 Series, and therefore Unit holders of those Trusts, will indirectly bear similar operating expenses of the Closed-End Funds in which each Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual Closed-End Fund expenses disclosed in a fund's most recent SEC filing but are subject to change in the future. An investor in Conservative Growth Portfolio, 2nd Quarter 2007 Series and Moderate Growth Portfolio, 2nd Quarter 2007 Series will therefore indirectly pay higher expenses than if the underlying Closed-End Fund shares were held directly.

                          Report of Independent
                    Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1341


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 1341, comprising Conservative Growth Portfolio, 2nd Quarter 2007 Series; Moderate Growth Portfolio, 2nd Quarter 2007 Series; and Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series (collectively, the "Trusts"), as of the opening of business on March 30, 2007 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, audits of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on March 30, 2007, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 1341, comprising Conservative Growth Portfolio, 2nd Quarter 2007 Series; Moderate Growth Portfolio, 2nd Quarter 2007 Series; and Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series, as of the opening of business on March 30, 2007 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP


Chicago, Illinois
March 30, 2007

                         Statements of Net Assets

                                 FT 1341

                    At the Opening of Business on the
                  Initial Date of Deposit-March 30, 2007


                                                                                      Conservative          Moderate
                                                                                      Growth                Growth
                                                                                      Portfolio, 2nd        Portfolio, 2nd
                                                                                      Quarter 2007 Series   Quarter 2007 Series
                                                                                      ___________________   ___________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $395,967              $395,994
Less liability for reimbursement to Sponsor for organization costs (3)                  (1,160)               (1,160)
Less liability for deferred sales charge (4)                                            (5,800)               (5,800)
Less liability for creation and development fee (5)                                     (2,000)               (2,000)
                                                                                      ________             _________
Net assets                                                                            $387,007              $387,034
                                                                                      ========             =========
Units outstanding                                                                       39,997                39,999
Net asset value per Unit (6)                                                          $  9.676              $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $399,966              $399,994
Less maximum sales charge (7)                                                          (11,799)              (11,800)
Less estimated reimbursement to Sponsor for organization costs (3)                      (1,160)               (1,160)
                                                                                      ________             _________
Net assets                                                                            $387,007              $387,034
                                                                                      ========             =========
__________

See "Notes to Statements of Net Assets" on page 7.

                        Statements of Net Assets

                                 FT 1341

At the Opening of Business on the Initial Date of Deposit-March 30, 2007


                                                                                      Target Long-Term
                                                                                      Growth Portfolio
                                                                                      2nd Quarter
                                                                                      2007 Series
                                                                                      ________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $395,951
Less liability for reimbursement to Sponsor for organization costs (3)                  (1,160)
Less liability for deferred sales charge (4)                                            (5,799)
Less liability for creation and development fee (5)                                     (2,000)
                                                                                      ________
Net assets                                                                            $386,992
                                                                                      ========
Units outstanding                                                                       39,995
Net asset value per Unit (6)                                                          $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $399,951
Less maximum transactional sales charge (7)                                            (11,799)
Less estimated reimbursement to Sponsor for organization costs (3)                      (1,160)
                                                                                      ________
Net assets                                                                            $386,992
                                                                                      ========

__________

                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks and/or closed-end funds. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of June 30, 2008.

(2) An irrevocable letter of credit issued by The Bank of New York, of which approximately $1,200,000 will be allocated $400,000 each among the three Trusts in FT 1341, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit per Trust. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on July 20, 2007 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2007. If Unit holders redeem Units before September 20, 2007 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

          Conservative Growth Portfolio, 2nd Quarter 2007 Series
                                 FT 1341

                    At the Opening of Business on the
                  Initial Date of Deposit-March 30, 2007


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)(4)                                   Offering Price   Shares    per Share   the Trust (2)
______________________________________                                   ______________   ______    _________   ____________
Target Growth Strategy Stocks (26.96%):
_______________________________________
ACN           Accenture Ltd. (5)                                          0.90%            92       $ 38.68      $ 3,559
ATI           Allegheny Technologies, Inc.                                0.90%            33        107.69        3,554
COH           Coach, Inc.*                                                0.91%            72         49.80        3,586
ESV           ENSCO International Incorporated                            0.89%            64         55.35        3,542
FCX           Freeport-McMoRan Copper & Gold, Inc. (Class B)              0.91%            55         65.35        3,594
GR            Goodrich Corporation                                        0.90%            69         51.64        3,563
GRP           Grant Prideco, Inc.*                                        0.90%            72         49.49        3,563
HES           Hess Corporation                                            0.91%            63         56.91        3,585
ICE           IntercontinentalExchange Inc.*                              0.90%            29        122.97        3,566
JCP           J.C. Penney Company, Inc.                                   0.90%            44         81.27        3,576
KR            The Kroger Co.                                              0.90%           127         28.00        3,556
LMT           Lockheed Martin Corporation                                 0.89%            36         98.10        3,532
CG            Loews Corp.-Carolina Group                                  0.90%            47         75.93        3,569
WFR           MEMC Electronic Materials, Inc.*                            0.89%            59         60.00        3,540
MRO           Marathon Oil Corporation                                    0.90%            35        101.86        3,565
MAT           Mattel, Inc.                                                0.90%           129         27.68        3,571
MICC          Millicom International Cellular S.A. (5)*                   0.89%            45         78.46        3,531
JWN           Nordstrom, Inc.                                             0.90%            68         52.16        3,547
NUE           Nucor Corporation                                           0.90%            54         66.11        3,570
PCP           Precision Castparts Corp.                                   0.89%            34        104.23        3,544
RIMM          Research in Motion Limited (5)*                             0.89%            26        135.85        3,532
COL           Rockwell Collins, Inc.                                      0.90%            53         66.89        3,545
PCU           Southern Copper Corporation                                 0.90%            50         71.56        3,578
HOT           Starwood Hotels & Resorts Worldwide, Inc.                   0.90%            55         64.90        3,570
TEX           Terex Corporation*                                          0.90%            50         71.38        3,569
TSO           Tesoro Corporation                                          0.89%            35        100.57        3,520
TSS           Total System Services, Inc.                                 0.90%           113         31.65        3,576
X             United States Steel Corporation                             0.89%            35        101.22        3,543
VMC           Vulcan Materials Company                                    0.91%            31        116.87        3,623
XTO           XTO Energy, Inc.                                            0.90%            64         55.57        3,556

S&P Target SMid 60 Strategy Stocks (23.98%):
____________________________________________
AGYS          Agilysys, Inc.                                              0.27%            48         21.93        1,053
AFG           American Financial Group, Inc.                              0.53%            62         34.04        2,110
AM            American Greetings Corporation                              0.53%            92         23.02        2,118
ARW           Arrow Electronics, Inc.*                                    0.53%            56         37.72        2,112
ATO           Atmos Energy Corporation                                    0.27%            34         31.39        1,067
CAR           Avis Budget Group Inc.*                                     0.53%            79         26.68        2,108
AVA           Avista Corporation                                          0.27%            44         24.16        1,063
BKH           Black Hills Corporation                                     0.53%            57         37.15        2,118
BRS           Bristow Group, Inc.*                                        0.27%            29         36.49        1,058
BRKS          Brooks Automation Inc.*                                     0.26%            62         16.93        1,050
CV            Central Vermont Public Service Corporation                  0.26%            36         29.16        1,050
CEM           Chemtura Corporation                                        0.53%           188         11.25        2,115

                    Schedule of Investments (cont'd.)

          Conservative Growth Portfolio, 2nd Quarter 2007 Series
                                 FT 1341

At the Opening of Business on the Initial Date of Deposit-March 30, 2007


                                                                       Percentage       Number    Market      Cost of
Ticker Symbol and                                                      of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)(4)                                 Offering Price   Shares    per Share   the Trust (2)
______________________________________                                 ______________   ______    _________   ____________
Target SMid 60 Strategy Stocks (cont'd.)
_________________________________________
XEC         Cimarex Energy Co.                                          0.54%            57       $ 37.37     $  2,130
CYT         Cytec Industries Inc.                                       0.53%            37         56.82        2,102
EAS         Energy East Corporation                                     0.53%            86         24.55        2,111
FST         Forest Oil Corporation*                                     0.53%            62         34.15        2,117
GGC         Georgia Gulf Corporation                                    0.27%            63         16.81        1,059
HVT         Haverty Furniture Companies, Inc.                           0.27%            74         14.34        1,061
ISIL        Intersil Corporation                                        0.53%            81         25.94        2,101
JAKK        JAKKS Pacific, Inc.*                                        0.26%            43         24.36        1,047
KEM         KEMET Corporation*                                          0.53%           276          7.64        2,109
KELYA       Kelly Services, Inc.                                        0.54%            66         32.19        2,125
LAB         LaBranche & Co Inc.*                                        0.27%           128          8.23        1,053
LFG         LandAmerica Financial Group, Inc.                           0.26%            14         72.65        1,017
LNY         Landry's Restaurants, Inc.                                  0.27%            36         29.40        1,058
LPNT        LifePoint Hospitals, Inc.*                                  0.53%            56         37.78        2,116
LDL         Lydall, Inc.*                                               0.27%            66         16.00        1,056
MKSI        MKS Instruments, Inc.*                                      0.27%            42         25.33        1,064
MEG         Media General, Inc.                                         0.53%            55         38.23        2,103
MHK         Mohawk Industries, Inc.*                                    0.54%            26         82.24        2,138
NAFC        Nash Finch Company                                          0.27%            31         34.58        1,072
NPK         National Presto Industries, Inc.                            0.26%            17         60.55        1,029
NNN         National Retail Properties Inc.                             0.26%            43         24.31        1,045
OCAS        Ohio Casualty Corporation                                   0.53%            70         30.10        2,107
OSG         Overseas Shipholding Group, Inc.                            0.53%            33         63.57        2,098
PNM         PNM Resources Inc.                                          0.53%            65         32.54        2,115
POM         Pepco Holdings, Inc.                                        0.53%            73         29.02        2,118
PFGC        Performance Food Group Company*                             0.27%            35         30.41        1,064
PLXS        Plexus Corp.*                                               0.53%           125         16.92        2,115
PPP         Pogo Producing Company                                      0.54%            44         48.33        2,127
POL         PolyOne Corporation*                                        0.27%           173          6.11        1,057
PRA         ProAssurance Corporation*                                   0.27%            21         51.40        1,079
PSD         Puget Energy, Inc.                                          0.53%            82         25.69        2,107
RYI         Ryerson Inc.                                                0.27%            27         39.57        1,068
CKH         SEACOR Holdings Inc.*                                       0.28%            11         99.29        1,092
SAFT        Safety Insurance Group, Inc.                                0.27%            27         39.03        1,054
SRP         Sierra Pacific Resources*                                   0.53%           120         17.61        2,113
SKYW        SkyWest, Inc.                                               0.27%            40         26.60        1,064
SAH         Sonic Automotive, Inc.                                      0.26%            37         28.29        1,047
SFN         Spherion Corporation*                                       0.27%           119          8.86        1,054
SFY         Swift Energy Company*                                       0.27%            25         42.87        1,072
TQNT        TriQuint Semiconductor, Inc.*                               0.53%           424          4.98        2,112
TGI         Triumph Group, Inc.                                         0.26%            19         54.85        1,042
URS         URS Corporation*                                            0.27%            25         42.49        1,062
UNF         UniFirst Corporation                                        0.27%            27         39.50        1,067
URI         United Rentals, Inc.*                                       0.53%            77         27.43        2,112
VSH         Vishay Intertechnology, Inc.*                               0.53%           152         13.92        2,116
WERN        Werner Enterprises, Inc.                                    0.53%           117         18.03        2,110
WR          Westar Energy, Inc.                                         0.53%            76         27.83        2,115
YRCW        YRC Worldwide, Inc.*                                        0.54%            53         40.16        2,128

                    Schedule of Investments (cont'd.)

          Conservative Growth Portfolio, 2nd Quarter 2007 Series
                                 FT 1341

                    At the Opening of Business on the
                  Initial Date of Deposit-March 30, 2007


                                                                       Percentage       Number    Market      Cost of
Ticker Symbol and                                                      of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)(4)                                 Offering Price   Shares    per Share   the Trust (2)
______________________________________                                 ______________   ______    _________   _____________
NYSE(R) International Target 25 Strategy Stocks (8.99%) (5):
___________________________________________________________
AXA         AXA S.A. (ADR)                                              0.36%            34       $ 42.42      $  1,442
AEG         Aegon N.V.                                                  0.36%            71         19.96         1,417
AZ          Allianz AG (ADR)                                            0.36%            69         20.62         1,423
BCE         BCE Inc.                                                    0.36%            52         27.66         1,438
STD         Banco Santander Central Hispano S.A. (ADR)                  0.36%            80         17.80         1,424
ABX         Barrick Gold Corporation                                    0.36%            49         28.85         1,414
DCX         DaimlerChrysler AG                                          0.35%            17         81.56         1,387
DT          Deutsche Telekom AG (ADR)                                   0.36%            86         16.54         1,422
ECA         EnCana Corp.                                                0.36%            28         51.26         1,435
E           Eni SpA (ADR)                                               0.36%            22         64.89         1,428
FTE         France Telecom S.A. (ADR)                                   0.36%            54         26.24         1,417
ING         ING Groep N.V. (ADR)                                        0.36%            34         41.95         1,426
KB          Kookmin Bank (ADR)                                          0.37%            16         91.05         1,457
KEP         Korea Electric Power Corporation (ADR)                      0.36%            71         20.07         1,425
MFC         Manulife Financial Corporation                              0.36%            41         34.50         1,415
MC          Matsushita Electric Industrial Co., Ltd. (ADR)              0.36%            70         20.40         1,428
DCM         NTT DoCoMo, Inc. (ADR)                                      0.36%            77         18.44         1,420
NTT         Nippon Telegraph & Telephone Corporation (ADR)              0.36%            55         25.97         1,428
PKX         POSCO (ADR)                                                 0.35%            13        106.88         1,389
PBR         Petroleo Brasileiro S.A. (ADR)                              0.36%            14        101.32         1,418
REP         Repsol YPF, S.A.                                            0.36%            42         33.74         1,417
RDS/A       Royal Dutch Shell Plc (ADR)                                 0.36%            21         67.27         1,413
SLF         Sun Life Financial Inc.                                     0.36%            31         45.42         1,408
TI          Telecom Italia SpA (ADR)                                    0.36%            50         28.63         1,432
VOD         Vodafone Group Plc (ADR)                                    0.36%            51         27.89         1,422

                    Schedule of Investments (cont'd.)

          Conservative Growth Portfolio, 2nd Quarter 2007 Series
                                 FT 1341

                    At the Opening of Business on the
                  Initial Date of Deposit-March 30, 2007


                                                                       Percentage       Number      Market    Cost of
Ticker Symbol and                                                      of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)(4)                                 Offering Price   Shares    per Share   the Trust (2)
______________________________________                                 ______________   ______    _________   _____________
Closed-End Funds (40.07%):

ACG         AllianceBernstein Income Fund, Inc.                          1.67%            793     $  8.32      $  6,598
CSP         American Strategic Income Portfolio III                      1.67%            547       12.07         6,602
BHK         BlackRock Core Bond Trust                                    1.67%            513       12.86         6,597
EGF         BlackRock Enhanced Government Fund, Inc.                     1.67%            331       19.97         6,610
BNA         BlackRock Income Opportunity Trust                           1.67%            620       10.64         6,597
BKT         BlackRock Income Trust                                       1.67%          1,056        6.25         6,600
DUC         Duff & Phelps Utilities and Corporate Bond Trust Inc.        1.67%            576       11.47         6,607
EVV         Eaton Vance Limited Duration Income Fund                     1.67%            357       18.50         6,605
ERC         Evergreen Managed Income Fund                                1.67%            381       17.33         6,603
FFC         Flaherty & Crumrine/Claymore Preferred Securities Income     1.67%            296       22.33         6,610
            Fund Inc
FTF         Franklin Templeton Limited Duration Income Trust             1.67%            460       14.36         6,606
HSM         Hyperion Strategic Mortgage Income Fund, Inc.                1.67%            498       13.26         6,603
HTR         Hyperion Total Return Fund                                   1.67%            743        8.88         6,598
HPI         John Hancock Preferred Income Fund                           1.67%            262       25.19         6,600
HPF         John Hancock Preferred Income Fund II                        1.66%            262       25.15         6,589
HPS         John Hancock Preferred Income Fund III                       1.67%            286       23.09         6,604
MCR         MFS Charter Income Trust                                     1.67%            774        8.53         6,602
MMT         MFS Multimarket Income Trust                                 1.67%          1,079        6.12         6,603
PCM         PIMCO Commercial Mortgage Securities Trust, Inc.             1.67%            550       12.01         6,606
PTY         PIMCO Corporate Opportunity Fund                             1.67%            398       16.58         6,599
PIM         Putnam Master Intermediate Income Trust                      1.67%          1,008        6.55         6,602
PPT         Putnam Premier Income Trust                                  1.67%          1,003        6.58         6,600
WIA         Western Asset/Claymore US Treasury Inflation Protected       1.67%            566       11.67         6,605
            Securities Fund
WIW         Western Asset/Claymore US Treasury Inflation Protected       1.67%            558       11.83         6,601
            Securities Fund 2
                                                                       _______                                 ________
                 Total Investments                                     100.00%                                 $395,967
                                                                       =======                                 ========
___________

See "Notes to Schedules of Investments" on page 21.

                         Schedule of Investments

            Moderate Growth Portfolio, 2nd Quarter 2007 Series
                                 FT 1341

                    At the Opening of Business on the
                  Initial Date of Deposit-March 30, 2007


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)(4)                                   Offering Price   Shares    per Share   the Trust (2)
______________________________________                                   ______________   ______    _________   _____________
Target Growth Strategy Stocks (36.00%):
_______________________________________
ACN           Accenture Ltd. (5)                                           1.20%          123       $ 38.68      $  4,758
ATI           Allegheny Technologies, Inc.                                 1.20%           44        107.69         4,738
COH           Coach, Inc.*                                                 1.19%           95         49.80         4,731
ESV           ENSCO International Incorporated                             1.20%           86         55.35         4,760
FCX           Freeport-McMoRan Copper & Gold, Inc. (Class B)               1.20%           73         65.35         4,771
GR            Goodrich Corporation                                         1.20%           92         51.64         4,751
GRP           Grant Prideco, Inc.*                                         1.20%           96         49.49         4,751
HES           Hess Corporation                                             1.19%           83         56.91         4,724
ICE           IntercontinentalExchange Inc.*                               1.21%           39        122.97         4,796
JCP           J.C. Penney Company, Inc.                                    1.19%           58         81.27         4,714
KR            The Kroger Co.                                               1.20%          170         28.00         4,760
LMT           Lockheed Martin Corporation                                  1.19%           48         98.10         4,709
CG            Loews Corp.-Carolina Group                                   1.21%           63         75.93         4,784
WFR           MEMC Electronic Materials, Inc.*                             1.20%           79         60.00         4,740
MRO           Marathon Oil Corporation                                     1.21%           47        101.86         4,787
MAT           Mattel, Inc.                                                 1.20%          172         27.68         4,761
MICC          Millicom International Cellular S.A. (5)*                    1.21%           61         78.46         4,786
JWN           Nordstrom, Inc.                                              1.20%           91         52.16         4,747
NUE           Nucor Corporation                                            1.20%           72         66.11         4,760
PCP           Precision Castparts Corp.                                    1.21%           46        104.23         4,795
RIMM          Research in Motion Limited (5)*                              1.20%           35        135.85         4,755
COL           Rockwell Collins, Inc.                                       1.20%           71         66.89         4,749
PCU           Southern Copper Corporation                                  1.19%           66         71.56         4,723
HOT           Starwood Hotels & Resorts Worldwide, Inc.                    1.20%           73         64.90         4,738
TEX           Terex Corporation*                                           1.21%           67         71.38         4,782
TSO           Tesoro Corporation                                           1.19%           47        100.57         4,727
TSS           Total System Services, Inc.                                  1.20%          150         31.65         4,747
X             United States Steel Corporation                              1.20%           47        101.22         4,757
VMC           Vulcan Materials Company                                     1.21%           41        116.87         4,792
XTO           XTO Energy, Inc.                                             1.19%           85         55.57         4,723

S&P Target SMid 60 Strategy Stocks (31.99%):
____________________________________________
AGYS          Agilysys, Inc.                                               0.35%           64         21.93         1,403
AFG           American Financial Group, Inc.                               0.71%           83         34.04         2,825
AM            American Greetings Corporation                               0.71%          122         23.02         2,808
ARW           Arrow Electronics, Inc.*                                     0.71%           75         37.72         2,829
ATO           Atmos Energy Corporation                                     0.36%           45         31.39         1,413
CAR           Avis Budget Group Inc.*                                      0.71%          106         26.68         2,828
AVA           Avista Corporation                                           0.35%           58         24.16         1,401
BKH           Black Hills Corporation                                      0.71%           76         37.15         2,823
BRS           Bristow Group, Inc.*                                         0.36%           39         36.49         1,423
BRKS          Brooks Automation Inc.*                                      0.35%           83         16.93         1,405
CV            Central Vermont Public Service Corporation                   0.35%           48         29.16         1,400
CEM           Chemtura Corporation                                         0.71%          250         11.25         2,812

                    Schedule of Investments (cont'd.)

            Moderate Growth Portfolio, 2nd Quarter 2007 Series
                                 FT 1341

At the Opening of Business on the Initial Date of Deposit-March 30, 2007


                                                                       Percentage       Number    Market      Cost of
Ticker Symbol and                                                      of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)(4)                                 Offering Price   Shares    per Share   the Trust (2)
______________________________________                                 ______________   ______    _________   _____________
Target SMid 60 Strategy Stocks (cont'd.)
________________________________________
XEC         Cimarex Energy Co.                                           0.71%           75       $ 37.37     $  2,803
CYT         Cytec Industries Inc.                                        0.72%           50         56.82        2,841
EAS         Energy East Corporation                                      0.71%          115         24.55        2,823
FST         Forest Oil Corporation*                                      0.71%           82         34.15        2,800
GGC         Georgia Gulf Corporation                                     0.36%           84         16.81        1,412
HVT         Haverty Furniture Companies, Inc.                            0.35%           98         14.34        1,405
ISIL        Intersil Corporation                                         0.71%          109         25.94        2,827
JAKK        JAKKS Pacific, Inc.*                                         0.36%           58         24.36        1,413
KEM         KEMET Corporation*                                           0.71%          369          7.64        2,819
KELYA       Kelly Services, Inc.                                         0.71%           87         32.19        2,801
LAB         LaBranche & Co Inc.*                                         0.36%          171          8.23        1,407
LFG         LandAmerica Financial Group, Inc.                            0.35%           19         72.65        1,380
LNY         Landry's Restaurants, Inc.                                   0.36%           48         29.40        1,411
LPNT        LifePoint Hospitals, Inc.*                                   0.71%           74         37.78        2,796
LDL         Lydall, Inc.*                                                0.36%           88         16.00        1,408
MKSI        MKS Instruments, Inc.*                                       0.36%           56         25.33        1,418
MEG         Media General, Inc.                                          0.71%           74         38.23        2,829
MHK         Mohawk Industries, Inc.*                                     0.71%           34         82.24        2,796
NAFC        Nash Finch Company                                           0.36%           41         34.58        1,418
NPK         National Presto Industries, Inc.                             0.35%           23         60.55        1,393
NNN         National Retail Properties Inc.                              0.36%           58         24.31        1,410
OCAS        Ohio Casualty Corporation                                    0.71%           94         30.10        2,829
OSG         Overseas Shipholding Group, Inc.                             0.71%           44         63.57        2,797
PNM         PNM Resources Inc.                                           0.72%           87         32.54        2,831
POM         Pepco Holdings, Inc.                                         0.71%           97         29.02        2,815
PFGC        Performance Food Group Company*                              0.35%           46         30.41        1,399
PLXS        Plexus Corp.*                                                0.71%          166         16.92        2,809
PPP         Pogo Producing Company                                       0.71%           58         48.33        2,803
POL         PolyOne Corporation*                                         0.35%          230          6.11        1,405
PRA         ProAssurance Corporation*                                    0.35%           27         51.40        1,388
PSD         Puget Energy, Inc.                                           0.71%          110         25.69        2,826
RYI         Ryerson Inc.                                                 0.36%           36         39.57        1,424
CKH         SEACOR Holdings Inc.*                                        0.35%           14         99.29        1,390
SAFT        Safety Insurance Group, Inc.                                 0.35%           36         39.03        1,405
SRP         Sierra Pacific Resources*                                    0.71%          160         17.61        2,818
SKYW        SkyWest, Inc.                                                0.36%           53         26.60        1,410
SAH         Sonic Automotive, Inc.                                       0.36%           50         28.29        1,414
SFN         Spherion Corporation*                                        0.36%          159          8.86        1,409
SFY         Swift Energy Company*                                        0.36%           33         42.87        1,415
TQNT        TriQuint Semiconductor, Inc.*                                0.71%          566          4.98        2,819
TGI         Triumph Group, Inc.                                          0.36%           26         54.85        1,426
URS         URS Corporation*                                             0.35%           33         42.49        1,402
UNF         UniFirst Corporation                                         0.36%           36         39.50        1,422
URI         United Rentals, Inc.*                                        0.71%          103         27.43        2,825
VSH         Vishay Intertechnology, Inc.*                                0.71%          202         13.92        2,812
WERN        Werner Enterprises, Inc.                                     0.71%          156         18.03        2,813
WR          Westar Energy, Inc.                                          0.71%          101         27.83        2,811
YRCW        YRC Worldwide, Inc.*                                         0.71%           70         40.16        2,811

                    Schedule of Investments (cont'd.)

            Moderate Growth Portfolio, 2nd Quarter 2007 Series
                                 FT 1341

                    At the Opening of Business on the
                  Initial Date of Deposit-March 30, 2007


                                                                       Percentage       Number    Market      Cost of
Ticker Symbol and                                                      of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)(4)                                 Offering Price   Shares    per Share   the Trust (2)
______________________________________                                 ______________   ______    _________   _____________
NYSE(R) International Target 25 Strategy Stocks (12.01%) (5):
_____________________________________________________________
AXA         AXA S.A. (ADR)                                               0.48%           45       $   42.42    $   1,909
AEG         Aegon N.V.                                                   0.48%           95           19.96        1,896
AZ          Allianz AG (ADR)                                             0.48%           92           20.62        1,897
BCE         BCE Inc.                                                     0.48%           69           27.66        1,909
STD         Banco Santander Central Hispano S.A. (ADR)                   0.48%          107           17.80        1,905
ABX         Barrick Gold Corporation                                     0.48%           66           28.85        1,904
DCX         DaimlerChrysler AG                                           0.47%           23           81.56        1,876
DT          Deutsche Telekom AG (ADR)                                    0.48%          115           16.54        1,902
ECA         EnCana Corp.                                                 0.48%           37           51.26        1,897
E           Eni SpA (ADR)                                                0.48%           29           64.89        1,882
FTE         France Telecom S.A. (ADR)                                    0.48%           72           26.24        1,889
ING         ING Groep N.V. (ADR)                                         0.48%           45           41.95        1,888
KB          Kookmin Bank (ADR)                                           0.48%           21           91.05        1,912
KEP         Korea Electric Power Corporation (ADR)                       0.48%           95           20.07        1,907
MFC         Manulife Financial Corporation                               0.48%           55           34.50        1,897
MC          Matsushita Electric Industrial Co., Ltd. (ADR)               0.48%           93           20.40        1,897
DCM         NTT DoCoMo, Inc. (ADR)                                       0.48%          103           18.44        1,899
NTT         Nippon Telegraph & Telephone Corporation (ADR)               0.48%           73           25.97        1,896
PKX         POSCO (ADR)                                                  0.49%           18          106.88        1,924
PBR         Petroleo Brasileiro S.A. (ADR)                               0.49%           19          101.32        1,925
REP         Repsol YPF, S.A.                                             0.48%           56           33.74        1,889
RDS/A       Royal Dutch Shell Plc (ADR)                                  0.48%           28           67.27        1,884
SLF         Sun Life Financial Inc.                                      0.48%           42           45.42        1,908
TI          Telecom Italia SpA (ADR)                                     0.48%           66           28.63        1,890
VOD         Vodafone Group Plc (ADR)                                     0.48%           68           27.89        1,897

                    Schedule of Investments (cont'd.)

            Moderate Growth Portfolio, 2nd Quarter 2007 Series
                                 FT 1341

                    At the Opening of Business on the
                  Initial Date of Deposit-March 30, 2007


                                                                       Percentage       Number      Market    Cost of
Ticker Symbol and                                                      of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)(4)                                 Offering Price   Shares    per Share   the Trust (2)
______________________________________                                 ______________   ______    _________   _____________
Closed-End Funds (20.00%):
__________________________
ACG         AllianceBernstein Income Fund, Inc.                          1.00%          476       $ 8.32       $ 3,960
CSP         American Strategic Income Portfolio III                      1.00%          328        12.07         3,959
BHK         BlackRock Core Bond Trust                                    1.00%          308        12.86         3,961
EGF         BlackRock Enhanced Government Fund, Inc.                     1.00%          198        19.97         3,954
DUC         Duff & Phelps Utilities and Corporate Bond Trust Inc.        1.00%          345        11.47         3,957
EVV         Eaton Vance Limited Duration Income Fund                     1.00%          214        18.50         3,959
ERC         Evergreen Managed Income Fund                                1.00%          229        17.33         3,969
FFC         Flaherty & Crumrine/Claymore Preferred Securities Income     1.00%          177        22.33         3,952
            Fund Inc
FTF         Franklin Templeton Limited Duration Income Trust             1.00%          276        14.36         3,963
HSM         Hyperion Strategic Mortgage Income Fund, Inc.                1.00%          299        13.26         3,965
HTR         Hyperion Total Return Fund                                   1.00%          446         8.88         3,960
HPI         John Hancock Preferred Income Fund                           1.00%          157        25.19         3,955
HPF         John Hancock Preferred Income Fund II                        1.00%          157        25.15         3,949
MCR         MFS Charter Income Trust                                     1.00%          464         8.53         3,958
MIN         MFS Intermediate Income Trust                                1.00%          638         6.21         3,962
PCM         PIMCO Commercial Mortgage Securities Trust, Inc.             1.00%          330        12.01         3,963
PTY         PIMCO Corporate Opportunity Fund                             1.00%          239        16.58         3,963
PIM         Putnam Master Intermediate Income Trust                      1.00%          605         6.55         3,963
WIA         Western Asset/Claymore US Treasury Inflation Protected       1.00%          339        11.67         3,956
            Securities Fund
WIW         Western Asset/Claymore US Treasury Inflation Protected       1.00%          335        11.83         3,963
            Securities Fund 2
                                                                       _______                                ________
                 Total Investments                                     100.00%                                $395,994
                                                                       =======                                ========
___________

See "Notes to Schedules of Investments" on page 21.

                         Schedule of Investments

        Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series
                                 FT 1341

                    At the Opening of Business on the
                  Initial Date of Deposit-March 30, 2007


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)(4)                                   Offering Price   Shares    per Share   the Trust (2)
______________________________________                                   ______________   ______    _________   ____________
Target Growth Strategy Stocks (45.02%):
_______________________________________
ACN           Accenture Ltd. (5)                                           1.50%           154      $ 38.68     $  5,957
ATI           Allegheny Technologies, Inc.                                 1.50%            55       107.69        5,923
COH           Coach, Inc.*                                                 1.50%           119        49.80        5,926
ESV           ENSCO International Incorporated                             1.50%           107        55.35        5,922
FCX           Freeport-McMoRan Copper & Gold, Inc. (Class B)               1.50%            91        65.35        5,947
GR            Goodrich Corporation                                         1.50%           115        51.64        5,939
GRP           Grant Prideco, Inc.*                                         1.50%           120        49.49        5,939
HES           Hess Corporation                                             1.49%           104        56.91        5,919
ICE           IntercontinentalExchange Inc.*                               1.49%            48       122.97        5,903
JCP           J.C. Penney Company, Inc.                                    1.50%            73        81.27        5,933
KR            The Kroger Co.                                               1.50%           212        28.00        5,936
LMT           Lockheed Martin Corporation                                  1.51%            61        98.10        5,984
CG            Loews Corp.-Carolina Group                                   1.50%            78        75.93        5,923
WFR           MEMC Electronic Materials, Inc.*                             1.50%            99        60.00        5,940
MRO           Marathon Oil Corporation                                     1.49%            58       101.86        5,908
MAT           Mattel, Inc.                                                 1.50%           215        27.68        5,951
MICC          Millicom International Cellular S.A. (5)*                    1.51%            76        78.46        5,963
JWN           Nordstrom, Inc.                                              1.50%           114        52.16        5,946
NUE           Nucor Corporation                                            1.50%            90        66.11        5,950
PCP           Precision Castparts Corp.                                    1.50%            57       104.23        5,941
RIMM          Research in Motion Limited (5)*                              1.51%            44       135.85        5,977
COL           Rockwell Collins, Inc.                                       1.50%            89        66.89        5,953
PCU           Southern Copper Corporation                                  1.50%            83        71.56        5,939
HOT           Starwood Hotels & Resorts Worldwide, Inc.                    1.51%            92        64.90        5,971
TEX           Terex Corporation*                                           1.50%            83        71.38        5,925
TSO           Tesoro Corporation                                           1.50%            59       100.57        5,934
TSS           Total System Services, Inc.                                  1.50%           188        31.65        5,950
X             United States Steel Corporation                              1.51%            59       101.22        5,972
VMC           Vulcan Materials Company                                     1.50%            51       116.87        5,960
XTO           XTO Energy, Inc.                                             1.50%           107        55.57        5,946

S&P Target SMid 60 Strategy Stocks (40.00%):
____________________________________________
AGYS          Agilysys, Inc.                                               0.44%            80        21.93        1,754
AFG           American Financial Group, Inc.                               0.89%           103        34.04        3,506
AM            American Greetings Corporation                               0.89%           153        23.02        3,522
ARW           Arrow Electronics, Inc.*                                     0.89%            93        37.72        3,508
ATO           Atmos Energy Corporation                                     0.44%            56        31.39        1,758
CAR           Avis Budget Group Inc.*                                      0.89%           132        26.68        3,522
AVA           Avista Corporation                                           0.45%            73        24.16        1,764
BKH           Black Hills Corporation                                      0.89%            95        37.15        3,529
BRS           Bristow Group, Inc.*                                         0.44%            48        36.49        1,751
BRKS          Brooks Automation Inc.*                                      0.44%           104        16.93        1,761
CV            Central Vermont Public Service Corporation                   0.44%            60        29.16        1,750
CEM           Chemtura Corporation                                         0.89%           313        11.25        3,521

                    Schedule of Investments (cont'd.)

        Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series
                                 FT 1341

At the Opening of Business on the Initial Date of Deposit-March 30, 2007


                                                                       Percentage        Number   Market      Cost of
Ticker Symbol and                                                      of Aggregate      of       Value       Securities to
Name of Issuer of Securities (1)(3)(4)                                 Offering Price    Shares   per Share   the Trust (2)
______________________________________                                 ______________    ______   _________   ____________
Target SMid 60 Strategy Stocks (cont'd.)
________________________________________
XEC         Cimarex Energy Co.                                           0.89%             94      $ 37.37      $  3,513
CYT         Cytec Industries Inc.                                        0.89%             62        56.82         3,523
EAS         Energy East Corporation                                      0.89%            143        24.55         3,511
FST         Forest Oil Corporation*                                      0.89%            103        34.15         3,517
GGC         Georgia Gulf Corporation                                     0.45%            105        16.81         1,765
HVT         Haverty Furniture Companies, Inc.                            0.45%            123        14.34         1,764
ISIL        Intersil Corporation                                         0.89%            136        25.94         3,528
JAKK        JAKKS Pacific, Inc.*                                         0.44%             72        24.36         1,754
KEM         KEMET Corporation*                                           0.89%            461         7.64         3,522
KELYA       Kelly Services, Inc.                                         0.89%            109        32.19         3,509
LAB         LaBranche & Co Inc.*                                         0.44%            214         8.23         1,761
LFG         LandAmerica Financial Group, Inc.                            0.44%             24        72.65         1,744
LNY         Landry's Restaurants, Inc.                                   0.45%             60        29.40         1,764
LPNT        LifePoint Hospitals, Inc.*                                   0.89%             93        37.78         3,514
LDL         Lydall, Inc.*                                                0.44%            110        16.00         1,760
MKSI        MKS Instruments, Inc.*                                       0.45%             70        25.33         1,773
MEG         Media General, Inc.                                          0.89%             92        38.23         3,517
MHK         Mohawk Industries, Inc.*                                     0.89%             43        82.24         3,536
NAFC        Nash Finch Company                                           0.45%             51        34.58         1,764
NPK         National Presto Industries, Inc.                             0.44%             29        60.55         1,756
NNN         National Retail Properties Inc.                              0.44%             72        24.31         1,750
OCAS        Ohio Casualty Corporation                                    0.89%            117        30.10         3,522
OSG         Overseas Shipholding Group, Inc.                             0.88%             55        63.57         3,496
PNM         PNM Resources Inc.                                           0.89%            108        32.54         3,514
POM         Pepco Holdings, Inc.                                         0.89%            121        29.02         3,511
PFGC        Performance Food Group Company*                              0.45%             58        30.41         1,764
PLXS        Plexus Corp.*                                                0.89%            208        16.92         3,519
PPP         Pogo Producing Company                                       0.89%             73        48.33         3,528
POL         PolyOne Corporation*                                         0.44%            288         6.11         1,760
PRA         ProAssurance Corporation*                                    0.44%             34        51.40         1,748
PSD         Puget Energy, Inc.                                           0.89%            137        25.69         3,520
RYI         Ryerson Inc.                                                 0.45%             45        39.57         1,781
CKH         SEACOR Holdings Inc.*                                        0.45%             18        99.29         1,787
SAFT        Safety Insurance Group, Inc.                                 0.44%             45        39.03         1,756
SRP         Sierra Pacific Resources*                                    0.89%            200        17.61         3,522
SKYW        SkyWest, Inc.                                                0.44%             66        26.60         1,756
SAH         Sonic Automotive, Inc.                                       0.44%             62        28.29         1,754
SFN         Spherion Corporation*                                        0.45%            199         8.86         1,763
SFY         Swift Energy Company*                                        0.44%             41        42.87         1,758
TQNT        TriQuint Semiconductor, Inc.*                                0.89%            707         4.98         3,521
TGI         Triumph Group, Inc.                                          0.44%             32        54.85         1,755
URS         URS Corporation*                                             0.44%             41        42.49         1,742
UNF         UniFirst Corporation                                         0.45%             45        39.50         1,777
URI         United Rentals, Inc.*                                        0.89%            128        27.43         3,511
VSH         Vishay Intertechnology, Inc.*                                0.89%            253        13.92         3,522
WERN        Werner Enterprises, Inc.                                     0.89%            195        18.03         3,516
WR          Westar Energy, Inc.                                          0.89%            127        27.83         3,534
YRCW        YRC Worldwide, Inc.*                                         0.89%             88        40.16         3,534
____________________________________

                    Schedule of Investments (cont'd.)

        Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series
                                 FT 1341

                    At the Opening of Business on the
                  Initial Date of Deposit-March 30, 2007


                                                                       Percentage        Number    Market      Cost of
Ticker Symbol and                                                      of Aggregate      of        Value       Securities to
Name of Issuer of Securities (1)(3)(4)                                 Offering Price    Shares    per Share   the Trust (2)
______________________________________                                 ______________    ______    _________   _____________
NYSE(R) International Target 25 Strategy Stocks (14.98%) (5):
AXA         AXA S.A. (ADR)                                               0.60%            56       $ 42.42     $  2,375
AEG         Aegon N.V.                                                   0.60%           119         19.96        2,375
AZ          Allianz AG (ADR)                                             0.60%           115         20.62        2,371
BCE         BCE Inc.                                                     0.60%            86         27.66        2,379
STD         Banco Santander Central Hispano S.A. (ADR)                   0.60%           134         17.80        2,385
ABX         Barrick Gold Corporation                                     0.60%            82         28.85        2,366
DCX         DaimlerChrysler AG                                           0.60%            29         81.56        2,365
DT          Deutsche Telekom AG (ADR)                                    0.60%           144         16.54        2,382
ECA         EnCana Corp.                                                 0.60%            46         51.26        2,358
E           Eni SpA (ADR)                                                0.61%            37         64.89        2,401
FTE         France Telecom S.A. (ADR)                                    0.60%            91         26.24        2,388
ING         ING Groep N.V. (ADR)                                         0.60%            57         41.95        2,391
KB          Kookmin Bank (ADR)                                           0.60%            26         91.05        2,367
KEP         Korea Electric Power Corporation (ADR)                       0.60%           118         20.07        2,368
MFC         Manulife Financial Corporation                               0.60%            69         34.50        2,380
MC          Matsushita Electric Industrial Co., Ltd. (ADR)               0.60%           117         20.40        2,387
DCM         NTT DoCoMo, Inc. (ADR)                                       0.60%           129         18.44        2,379
NTT         Nippon Telegraph & Telephone Corporation (ADR)               0.60%            92         25.97        2,389
PKX         POSCO (ADR)                                                  0.59%            22        106.88        2,351
PBR         Petroleo Brasileiro S.A. (ADR)                               0.59%            23        101.32        2,330
REP         Repsol YPF, S.A.                                             0.60%            70         33.74        2,362
RDS/A       Royal Dutch Shell Plc (ADR)                                  0.59%            35         67.27        2,354
SLF         Sun Life Financial Inc.                                      0.60%            52         45.42        2,362
TI          Telecom Italia SpA (ADR)                                     0.60%            83         28.63        2,376
VOD         Vodafone Group Plc (ADR)                                     0.60%            85         27.89        2,371
                                                                       _______                                 ________
                 Total Investments                                     100.00%                                 $395,951
                                                                       =======                                 ========
___________

See "Notes to Schedules of Investments" on page 21.

Page 20


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on March 30, 2007. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                 Cost of
                                                                 Securities   Profit
                                                                 to Sponsor   (Loss)
                                                                 __________   _______
Conservative Growth Portfolio, 2nd Quarter 2007 Series           $397,115     $(1,148)
Moderate Growth Portfolio, 2nd Quarter 2007 Series                397,005      (1,011)
Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series        396,925        (974)

(3) Common stocks of companies headquartered outside the United States comprise the percentage of investments of each Trust as indicated:

     Conservative Growth Portfolio, 2nd Quarter 2007 Series, 51.74%; Moderate Growth Portfolio, 2nd Quarter 2007 Series, 35.62%; and Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series, 19.50%.

(4) Securities of companies in the following sectors comprise the percentage of the investments of the Trusts as indicated:

    Conservative Growth Portfolio, 2nd Quarter 2007 Series:
    Consumer-Discretionary 8.41%, Consumer-Staples 2.34%, Energy 10.15%, Financial Services 6.18%, Health Care 0.53%, Industrials 8.49%, Information Technology 7.56%, Materials 7.99%, Telecommunication Services 3.41%, Utilities 4.87%

    Moderate Growth Portfolio, 2nd Quarter 2007 Series:
    Consumer-Discretionary 11.20%, Consumer-Staples 3.12%, Energy 13.50%, Financial Services 8.24%, Health Care 0.71%, Industrials 11.35%, Information Technology 10.12%, Materials 10.67%, Telecommunication Services 4.57%, Utilities 6.52%

    Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series:
    Consumer-Discretionary 14.05%, Consumer-Staples 3.90%, Energy 16.85%, Financial Services 10.27%, Health Care 0.89%, Industrials 14.17%, Information Technology 12.68%, Materials 13.32%, Telecommunication Services 5.71%, Utilities 8.16%

(5) Each Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt (ADR) on a U.S. national securities exchange.

* This Security has not paid a cash dividend in the 12 months prior to the Initial Date of Deposit.

                              The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1341, consists of three separate portfolios set forth below:

- Conservative Growth Portfolio
- Moderate Growth Portfolio
- Target Long-Term Growth Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of either Common Stocks or Common Stocks and Closed-End Funds with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                                Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

What is Asset Allocation?

Asset allocation is the process of developing a diversified investment portfolio by combining different assets in varying proportions. The asset allocation decision is one of the most important decisions you will make as an investor. Studies have found that an asset allocation policy is the number one factor in determining both the return and the risk of an investment portfolio. [The study, "Determinants of Portfolio Performance," by Gary P. Brinson, L. Randolph Hood, and Gilbert L. Beebower, was published in the July/August 1986 edition of the "Financial Analysts Journal." This study was updated by Brinson, Brian
D. Singer, and Beebower in the May/June 1991 edition of the Financial Analysts Journal. The update analyzed quarterly data from 82 large U.S. pension plans over the period 1977-1987.]

Conservative Growth Strategy.

The composition of the Conservative Growth Portfolio on the Initial Date of Deposit is as follows:
- Approximately 27% common stocks which comprise the Target Growth Strategy, formerly known as Target Large-Cap Strategy;

- Approximately 24% common stocks which comprise the S&P Target SMid 60
Strategy;

- Approximately 9% common stocks which comprise the NYSE(R)
International Target 25 Strategy; and

- Approximately 40% Investment-Grade Closed-End Funds.

Target Growth Strategy.
The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

        - Minimum market capitalization of $6 billion;

        - Minimum three month average daily trading volume of $5 million;
          and

        - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts, Registered
        Investment Companies and Limited Partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three factors:

        - Sustainable growth rate;

        - Change in return on assets; and

        - Recent price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors.

S&P Target SMid 60 Strategy.

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each remaining stock on three factors:

        - Price to cash flow;

        - 12-month change in return on assets;

        - 3-month price appreciation.

Step 4: We eliminate any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600.

NYSE (R) International Target 25 Strategy.

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE (R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE (R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100
        Index(sm) as of two business days prior to the date of this prospectus. The Index consists of the 100 largest non-U.S. stocks trading on the New York Stock Exchange.

Step 2: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3: We rank each remaining stock on two factors:

        Factor 1: Price to book

        Factor 2: Price to cash flow

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4:We purchase an approximately equally-weighted portfolio of the 25 stock with the best overall ranking on the two factors.

Closed-End Funds.

Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

Moderate Growth Strategy.
The composition of the Moderate Growth Portfolio on the Initial Date of Deposit is as follows:

        - Approximately 36% common stocks which comprise the Target Growth Strategy;

        - Approximately 32% common stocks which comprise the S&P Target SMid 60 Strategy;

        - Approximately 12% common stocks which comprise the NYSE(R) International Target 25 Strategy; and

        - Approximately 20% Investment-Grade Closed-End Funds.

The Securities which comprise these Strategy portions of the Trust were chosen by applying the same selection criteria set forth above.

Target Long-Term Growth Strategy.
The composition of the Target Long-Term Growth Portfolio on the Initial Date of Deposit is as follows:

        - Approximately 45% common stocks which comprise the Target Growth Strategy;

        - Approximately 40% common stocks which comprise the S&P Target SMid 60 Strategy; and

        - Approximately 15% common stocks which comprise the NYSE(R) International Target 25 Strategy;

The Securities which comprise these Strategy portions of the Trust were chosen by applying the same selection criteria set forth above.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $2.5 billion; Mid-Cap- $2.5 billion to $10 billion; Large-Cap-over $10 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400," "S&P SmallCap 600" and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Trusts. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"NYSE" is a registered service mark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios, L.P. The "NYSE International Target 25 Strategy," based on the NYSE International 100 Index(sm) (the "Index") and a component Strategy of each of the Trusts, is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such product.

The publishers of the S&P 500 Index, S&P 1000 Index, S&P MidCap 400 Index, S&P SmallCap 600 Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                               Risk Factors

Price Volatility. The Trusts invest in either Common Stocks or Common Stocks and Closed-End Funds. The value of a Trust's Units will fluctuate with changes in the value of these Securities.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 14-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain Trusts are issued by companies with market capitalizations of less than $2.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Distributions. As stated under "Summary of Essential Information," the Trusts will generally make monthly distributions of income. The Closed-End Funds held by the Conservative Growth Portfolio and the Moderate Growth Portfolio make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying bonds held by the Closed-End Funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time. There is also no guarantee that the issuers of the Common Stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Common Stocks. Common Stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Closed-End Funds. Closed-end funds are actively managed investment companies which invest in various types of securities. Closed-end funds issue shares of common stock that are traded on a securities exchange. Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the Closed-End Funds included in the Conservative Growth Portfolio and the Moderate Growth Portfolio may employ the use of leverage in their portfolios through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks, including the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Investment-Grade Securities. All of the Closed-End Funds in the Conservative Growth Portfolio and the Moderate Growth Portfolio invest in investment grade securities. The value of these securities will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

Real Estate Investment Trusts ("REITs"). Certain of the Securities in the Trusts are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or any of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

                   Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by the Target Long-Term Growth Portfolio and the S&P 500 Index in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trust. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

You should note that the Trust is not designed to parallel movements in any index and it is not expected that they will do so. In fact, the Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that the Trust will outperform its respective index over the life of the Trust or over consecutive rollover periods, if available.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

           COMPARISON OF TOTAL RETURN(2)
     (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

               Hypothetical          Index Total
              Strategy Total           Returns
                Returns(1)
  ____       ________________         _________
  Year             Target              S&P 500
             Long-Term Growth           Index
                 Strategy
  ____       ________________         _________
  1996            19.62%                22.94%
  1997            39.27%                33.35%
  1998            20.80%                28.58%
  1999            34.66%                21.04%
  2000            11.05%                -9.10%
  2001             9.05%                -11.88%
  2002           -10.03%               -22.09%
  2003            39.80%                28.67%
  2004            20.58%                10.87%
  2005            11.03%                 4.91%
  2006            19.81%                15.78%
  2007             0.01%                -0.47%
  (thru 2/28)
______________

(1) The Strategy stocks for a given year consist of the common stocks selected by applying the Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested monthly. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the table, over the full years listed above, the Target Long-Term Growth Strategy achieved an average annual total return of 18.75%. In addition, over these periods, the Target Long-Term Growth Strategy achieved a greater average annual total return than that of its corresponding index, the S&P 500 Index which was 9.66%.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                             Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell

Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.
The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.
The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.
The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from July 20, 2007 through September 20, 2007. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.
As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.
If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
_________________________    ___________      __________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.
The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable or, if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                          Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.
Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales during the current month of units of unit investment trusts sponsored by us and which were deposited on June 30, 2006 or later:

Total sales                               Additional
(in millions)                             Concession
________________________                  __________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 or more                              0.125%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.
The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.
Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                          The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                           The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                          How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                           Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Standard & Poor's and the New York Stock Exchange.

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                                Tax Status

Federal Tax Matters.
This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.
The Trusts are expected to hold one or more of the following (i) stock in domestic and foreign corporations (the "Stocks"), (ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes, and (iii) shares of Closed-End Funds (the "RIC Shares") qualifying as regulated investment companies ("RICs"). It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.
If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.
If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

Dividends from REIT Shares.
Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2011.

Dividends from Stocks.
Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends from RIC Shares.
Some dividends on the RIC Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. Other dividends on the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. RICs are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. If you hold a Unit for six months or less or if the Trust holds a RIC Share for six months or less, any loss incurred by you related to the disposition of such RIC Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share. Distributions of income or capital gains declared on the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.

Dividends Received Deduction.
A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received by the Trust, because the dividends received deduction is generally not available for dividends from most foreign corporations, from REITs or from RICs. However, certain dividends on the RIC Shares that are attributable to dividends received by the RIC from certain domestic corporations may be designated by the RIC as being eligible for the dividends received deduction.

Rollovers.
If you elect to have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.
Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before your Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.
Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.
Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                             Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                          Rights of Unit Holders

Unit Ownership.
The Trustee will treat as Record Owner of Units persons registered as such on its books. For purposes of record-keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owners of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.
In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed.

After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

                     Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the last day of each month to Unit holders on the fifteenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                           Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at the address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 5,000 Units of a Trust or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.
The Redemption Price per Unit is determined by the Trustee by:

adding
1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting
1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing
1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                         Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

                     Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust; or

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

                  Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

         Information on the Sponsor, Trustee, FTPS Unit Servicing
                           Agent and Evaluator

The Sponsor.
We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $85 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the NASD and Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2006, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $50,884,373 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.
The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 1001 Warrenville Road, Lisle, Illinois 60532. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.
Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.
The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                            Other Information

Legal Opinions.
Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.
The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.
If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 42

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Page 43

                              First Trust(R)

          Conservative Growth Portfolio, 2nd Quarter 2007 Series
            Moderate Growth Portfolio, 2nd Quarter 2007 Series
        Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series

                                 FT 1341

                                 Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                          1001 Warrenville Road

                          Lisle, Illinois 60532
                              1-630-241-4141

   FTPS Unit Servicing Agent:               Trustee:

        FTP Services LLC              The Bank of New York

      1001 Warrenville Road            101 Barclay Street
      Lisle, Illinois 60532         New York, New York 10286
         1-866-514-7768                  1-800-813-3074
                                      24-Hour Pricing Line:
                                         1-800-446-0132
                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                        ________________________

   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

           - Securities Act of 1933 (file no. 333-140520) and

          - Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

  Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                  To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov

                              March 30, 2007

            PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 44


                              First Trust(R)

                              The FT Series

                          Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 1341 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated March 30, 2007. Capitalized terms have been defined in the prospectus.

                            Table of Contents

New York Stock Exchange                                         1
Standard & Poor's                                               2
Risk Factors
   Common Stocks                                                2
   Closed-End Funds                                             2
   Small-Cap Companies                                          3
   Dividends                                                    3
   Foreign Issuers                                              3
   REITs                                                        4
Common Stocks
   NYSE(R) International Target 25 Strategy Stocks              5
   S&P Target SMid 60 Strategy Stocks                           7
   Target Growth Strategy Stocks                               10

New York Stock Exchange
"NYSE (R)" is a registered service mark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the service marks referenced above for use in connection with the NYSE (R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the Conservative Growth Portfolio, 2nd Quarter 2007 Series, the Moderate Growth Portfolio, 2nd Quarter 2007 Series or the Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series; recommend that any person invest in the Conservative Growth Portfolio, 2nd Quarter 2007 Series, the Moderate Growth Portfolio, 2nd Quarter 2007 Series or the Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the Conservative Growth Portfolio, 2nd Quarter 2007 Series, the Moderate Growth Portfolio, 2nd Quarter 2007 Series or the Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series; have any responsibility or liability for the administration, management or marketing of the Conservative Growth Portfolio, 2nd Quarter 2007 Series, the Moderate Growth Portfolio, 2nd Quarter 2007 Series or the Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series; consider the needs of the Conservative Growth Portfolio, 2nd Quarter 2007 Series, the Moderate Growth Portfolio, 2nd Quarter 2007 Series or the Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series or the owners of the Conservative Growth Portfolio, 2nd Quarter 2007 Series, the Moderate Growth Portfolio, 2nd Quarter 2007 Series or the Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE (R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE (R) International Target 25 Strategy, the owner of the NYSE (R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the Conservative Growth Portfolio, 2nd Quarter 2007 Series, the Moderate Growth Portfolio, 2nd Quarter 2007 Series or the Target Long-Term Growth Portfolio, 2nd Quarter 2007 Series or any other third parties.

Standard & Poor's
The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX, THE S&P SMALLCAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Risk Factors
Common Stocks. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Common Stocks or the general condition of the relevant stock market may worsen, and the value of the Common Stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Closed-End Funds. An investment in Units of Conservative Growth Portfolio or Moderate Growth Portfolio should be made with an understanding of the risks of investing in closed-end funds. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

The Trusts are prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

REITs. An investment in Units of the Trusts should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Common Stocks
The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

             NYSE(R) International Target 25 Strategy Stocks


Brazil
______

Petroleo Brasileiro S.A. (ADR), headquartered in Rio de Janeiro, Brazil, explores for and produces oil and natural gas. The company refines, markets, and supplies oil products. Petrobras operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. The company operates in South America and elsewhere around the world.

Canada
______

BCE Inc., headquartered in Montreal, Quebec, Canada, with subsidiaries and affiliates, provides telecommunications services in Canada, publishes telephone directories in Canada and internationally, and designs and builds telecommunications networks globally.

Barrick Gold Corporation, headquartered in Toronto, Ontario, Canada, is engaged in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. Its operations are mainly located in Argentina, Australia, Canada, Chile, Peru, Tanzania and the United States.

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

Manulife Financial Corporation, headquartered in Toronto, Ontario, Canada, is a life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company.

Sun Life Financial Inc., headquartered in Toronto, Ontario, Canada, offers a range of wealth accumulation and protection products and services to individuals and corporate customers. The company's product portfolio includes individual life insurance, individual annuity and saving products, group life and health insurance, group pensions and retirement products, mutual funds, asset management services, individual health insurance, and reinsurance-life retrocession.

France
______

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

France Telecom S.A. (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Germany
_______

Allianz AG (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells cars and trucks under the names
"Mercedes-Benz," "Chrysler," "Plymouth," "Jeep" and "Dodge";
manufactures commercial vehicles; provides related financial services; and has aerospace operations.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the parent company of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.

Japan
_____

Matsushita Electric Industrial Co., Ltd. (ADR), headquartered in Osaka, Japan, manufactures electronic products, including home appliances, audio and video, computer peripherals, telecommunications, industrial equipment, and electronic parts. The company markets products under the brand names "Panasonic," "Technics," "Victor," "JVC," and "Quasar."

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

The Netherlands
_______________

Aegon N.V., headquartered in The Hague, the Netherlands, is an international insurer with major operations in The Netherlands, Canada, Mexico, the United Kingdom and the United States.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Royal Dutch Shell Plc (ADR), headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

South Korea
___________

Kookmin Bank (ADR), headquartered in Seoul, South Korea, provides commercial banking services in Korea.

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Spain
_____

Banco Santander Central Hispano S.A. (ADR), headquartered in Santander, Spain, operates in five business areas, which include European Retail Banking; Retail Banking Latin America; Asset Management and Private Banking; Global Wholesale Banking; and Financial Management and Equity Stakes.

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

United Kingdom
______________

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                    S&P Target SMid 60 Strategy Stocks


Agilysys, Inc., headquartered in Mayfield Heights, Ohio, offers technology solutions to address strategic business needs of end-users through the distribution and reselling of servers, storage, software and services.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

American Greetings Corporation, headquartered in Cleveland, Ohio, and its subsidiaries design, manufacture, and sell everyday and seasonal greeting cards and other social expression products. The company's products include greeting cards, gift wrap, paper party goods, candles, balloons, stationery and giftware. The company's products are sold throughout the world.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in Texas, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee and Virginia.

Avis Budget Group Inc., headquartered in New York, New York, franchises hotels, rental car agencies and real estate brokerage offices. The company also provides vacation exchange services, mortgage and corporate employee relocation services, and access to insurance, travel, shopping, auto and other services.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.

Bristow Group, Inc., headquartered in Houston, Texas, provides helicopter transportation services to the offshore oil and gas industry. Through its subsidiaries, affiliates, and joint ventures, the company offers transportation services in oil and gas producing regions around the world.

Brooks Automation Inc., headquartered in Chelmsford, Massachusetts, develops, makes and supplies vacuum central wafer handling systems and modules for the semiconductor process equipment industry; and central substrate handling systems and modules for the flat panel display manufacturing industry.

Central Vermont Public Service Corporation, headquartered in Rutland, Vermont, engages in the purchase, production, transmission, distribution, and sale of electricity in Vermont.

Chemtura Corporation, headquartered in Middlebury, Connecticut, is engaged in the sale and manufacture of specialty chemicals and polymer processing equipment controls.

Cimarex Energy Co., headquartered in Denver, Colorado, is engaged in oil and gas exploration and production and gas marketing, with exploration and development activities primarily in Louisiana, Oklahoma, Texas and the Hugoton Field of western Kansas.

Cytec Industries Inc., headquartered in West Paterson, New Jersey, is a specialty chemicals and materials company that focuses on value-added products for the aerospace, automotive, coatings, mining, paper, plastics and water treatment industries.

Energy East Corporation, headquartered in Albany, New York, is a regional energy services and delivery company, providing electricity, liquid petroleum gas, and natural gas products and services. The company serves customers in the northeastern United States.

Forest Oil Corporation, headquartered in Denver, Colorado, is a natural gas and crude oil exploration, development, production and marketing company with active interests in several major exploration and producing areas in North America. The company's major reserves and producing properties are located in the Gulf of Mexico, Louisiana, West Texas, Wyoming, and western Canada.

Georgia Gulf Corporation, headquartered in Atlanta, Georgia, is a manufacturer and marketer of two highly integrated product lines, chlorovinyls and aromatic chemicals.

Haverty Furniture Companies, Inc., headquartered in Atlanta, Georgia, engages in the retailing of residential furniture and accessories in the middle to upper-middle price ranges in the United States.

Intersil Corporation, headquartered in Irvine, California, is a systems oriented designer and manufacturer of analog and digital integrated circuits and discrete semiconductors for the communications market.

JAKKS Pacific, Inc., headquartered in Malibu, California, develops, markets and distributes a variety of toys and electronic products for children including specialty dolls and related accessories; toys featuring popular entertainment properties and characters; and collectible and toy vehicles.

KEMET Corporation, headquartered in Simpsonville, South Carolina, makes a full line of capacitors using two types of dielectrics, solid tantalum and multilayer ceramic. The company makes its capacitors in many different sizes and configurations.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

LaBranche & Co Inc., headquartered in New York, New York, is a broker/dealer specialist with the New York Stock Exchange. The company helps maintain a fair and orderly market in specific securities by matching buyers and sellers and trading for their own account.

LandAmerica Financial Group, Inc., headquartered in Richmond, Virginia, is the holding company for Commonwealth Land Title Insurance Company, Lawyers Title Insurance Corporation and Transnation Title Insurance Company. The company issues title insurance policies and provides other real estate-related services for both residential and commercial customers in the United States, Canada, Mexico and the Caribbean.

Landry's Restaurants, Inc., headquartered in Houston, Texas, owns and operates a variety of full service, casual dining restaurants under the names "Cadillac," "The Crab House," "Joe's Crab Shack," "Landry's Seafood House," "Rainforest Cafe" and Willie G's." The company is also the developer and operator of the Kemah Boardwalk development in Texas.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

Lydall, Inc., headquartered in Manchester, Connecticut, engages in the design and manufacture of engineered automotive thermal and acoustical barriers, industrial thermal and insulating solutions, air and liquid filtration media, medical filtration media and devices, and biopharmaceutical processing components.

MKS Instruments, Inc., headquartered in Andover, Massachusetts, develops, makes and supplies instruments and components used to measure, control and analyze gases in semiconductor manufacturing and similar industrial manufacturing processes.

Media General, Inc., headquartered in Richmond, Virginia, a diversified communications company, operates newspapers, television stations, and online enterprises in the southeastern United States.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs for principally residential applications.

Nash Finch Company, headquartered in Edina, Minnesota, is a food wholesaler that supplies products to independent supermarkets and military bases in the United States. The company also owns and operates supermarkets, warehouse stores, and mass merchandise stores, as well as a product-growing and marketing subsidiary in California.

National Presto Industries, Inc., headquartered in Eau Claire,
Wisconsin, engages in the design, marketing and distribution of housewares/small appliances; the manufacture of defense products; and the manufacture and sale of absorbent products in the United States.

National Retail Properties Inc., headquartered in Orlando, Florida, is a real estate investment trust that owns and manages commercial properties throughout the United States. The company leases properties to major retail tenants under long-term commercial net leases.

Ohio Casualty Corporation, headquartered in Fairfield, Ohio, is engaged in the property and casualty insurance business.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Pepco Holdings, Inc., headquartered in Washington, D.C., is a public utility company managing several utility operations. The largest component of the company's business is power delivery, which is conducted through its subsidiaries, Pepco, Delmarva Power & Light Company and Atlantic City Electric Company.

Performance Food Group Company, headquartered in Richmond, Virginia, is engaged in the marketing, processing and sale of food and food-related products to restaurants, hotels, cafeterias, schools, hospitals and other businesses and institutions.

Plexus Corp., headquartered in Neenah, Wisconsin, provides product realization services to original equipment manufacturers in the computer, medical, industrial, telecommunications and transportation electronics industries.

Pogo Producing Company, headquartered in Houston, Texas, engages in the exploration for, development, acquisition, and production of oil and gas in North America, both onshore and offshore, and in New Zealand.

PolyOne Corporation, headquartered in Avon Lake, Ohio, serves as a polymer services company worldwide.

ProAssurance Corporation, headquartered in Birmingham, Alabama, is a risk management and claims defense company with a license to write business across the United States. The company provides medical professional liability insurance to policyholders throughout the United States and also provides automobile, homeowners, umbrella and boat coverages for educational employees and their families.

Puget Energy, Inc., headquartered in Bellevue, Washington, is a holding company for Puget Sound Energy, a regulated utility providing electric and gas service to Western Washington and InfrastruX, which provides contracting services to electric power, telecom and natural gas markets.

Ryerson Inc., headquartered in Chicago, Illinois, distributes and processes metals and other materials throughout the United States.

SEACOR Holdings Inc., headquartered in Houston, Texas, is a provider of offshore marine services to the oil and gas exploration and production industry. The company also provides oil spill response services to owners of tank vessels and oil storage, processing and handling facilities.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Sierra Pacific Resources, headquartered in Reno, Nevada, operates as the holding company for Nevada Power Company and Sierra Pacific Power
Company which engage in the distribution, transmission, generation and sale of electric energy.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

Spherion Corporation, headquartered in Fort Lauderdale, Florida, provides staffing, recruiting, and workforce solutions in North America.

Swift Energy Company, headquartered in Houston, Texas, is engaged in developing, exploring, acquiring and operating oil and gas properties, with a focus on onshore and inland waters oil and natural gas reserves in Texas and Louisiana, and onshore oil and natural gas reserves in New Zealand.

TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, design, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets. The company's integrated circuits use its proprietary (GaAs) technology, which has inherent physical properties that enable integrated circuits to operate at higher speeds with lower power consumption compared to silicon devices.

Triumph Group, Inc., headquartered in Wayne, Pennsylvania, designs, engineers, manufactures, repairs, overhauls and distributes aircraft components, such as mechanical and electromechanical control systems, aircraft and engine accessories, auxiliary power units, avionics and aircraft instruments.

URS Corporation, headquartered in San Francisco, California, is an engineering services firm that provides a broad range of planning, design and program and construction management services.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, together with its subsidiaries, provides workplace uniforms and protective work wear clothing in the United States.

United Rentals, Inc., headquartered in Greenwich, Connecticut, operates as an equipment rental company in North America.

Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry. The company offers most of its product types in surface mount device form and in the traditional leaded device form.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.

YRC Worldwide, Inc., headquartered in Overland Park, Kansas, provides transportation services primarily to the less-then-truckload market throughout North America. Its principal operating subsidiaries are Yellow Freight System, Saia Motor Freight Line, Jevic Transportation, WestEx and Action Express.


                      Target Growth Strategy Stocks


Accenture Ltd., headquartered in Hamilton, Bermuda, provides management consulting, technology services, and outsourcing services. The company operates in five segments: Communications and High Tech; Financial Services; Products and Services; Resources, and Government.

Allegheny Technologies, Inc., headquartered in Pittsburgh, Pennsylvania, operates in three business segments: flat-rolled products, high-performance metals and industrial products.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

ENSCO International Incorporated, headquartered in Dallas, Texas, is an international offshore contract drilling company that also provides marine transportation services in the Gulf of Mexico.

Freeport-McMoRan Copper & Gold, Inc. (Class B), headquartered in New Orleans, Louisiana, is a copper and gold mining and production company.

Goodrich Corporation, headquartered in Charlotte, North Carolina, is a leader in aerospace systems. The company makes aircraft parts and sensory systems and provides aircraft maintenance and overhaul services.

Grant Prideco, Inc., headquartered in Houston, Texas, manufactures and supplies oilfield drill pipe and other drill stem products, as well as engineered connections, and tubing and casing.

Hess Corporation, headquartered in New York, New York, explores for, produces, purchases, transports and sells crude oil and natural gas.

IntercontinentalExchange Inc., headquartered in Atlanta, Georgia, through its subsidiaries, operates global marketplaces for the trading of energy commodity futures and over-the-counter (OTC) contracts on its Internet-based ICE trading platform.

J.C. Penney Company, Inc., headquartered in Plano, Texas, a holding company, is a retailer operating through its two wholly-owned subsidiaries, J.C. Penney Corp., the 100 year-old department store chain, catalog and Internet business; and Eckerd Corp., a retail drugstore chain.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience stores business in the midwestern and southern United States. The company also manufactures and processes food for sale by its supermarkets.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Loews Corp.-Carolina Group, headquartered in New York, New York, was created by Loews Corporation, a holding company, to track the performance of Lorillard, Inc., Loews' wholly-owned subsidiary, which is engaged in the production and sale of cigarettes.

MEMC Electronic Materials, Inc., headquartered in St. Peters, Missouri, is engaged in the design, manufacture and sale of electronic-grade silicon wafers for the semiconductor industry.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Mattel, Inc., headquartered in El Segundo, California, designs, manufactures and markets a broad variety of toy products on a worldwide basis through both sales to retailers and direct to consumers.

Millicom International Cellular S.A., headquartered in Bertrange,
Luxembourg, develops and operates cellular telephone networks under licenses in numerous countries, mainly in emerging markets in Africa, Asia, Europe and Latin America.

Nordstrom, Inc., headquartered in Seattle, Washington, is a retailer of apparel and fashion accessories for men, women and children. The company operates stores in the United States under the "Nordstrom," "Nordstrom Rack" and "Faconnable Boutique" brand names.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries are engaged in the manufacture and sale of steel products, including hot-rolled and cold-rolled sheet, galvanized sheet, cold finished steel and more.

Precision Castparts Corp., headquartered in Portland, Oregon, makes complex metal components and products, serving a wide variety of aerospace and general industrial applications. The company manufactures large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, the company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines and other metal products markets.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Rockwell Collins, Inc., headquartered in Cedar Rapids, Iowa, provides aviation electronics, airborne and mobile communications products, and systems for commercial and military applications.

Southern Copper Corporation, headquartered in Phoenix, Arizona, engages in mining of open pit mines; milling and flotation of copper ore to produce copper concentrates; smelting of copper concentrates to produce blister copper and refining blister copper to produce copper cathodes. The company operates the Toquepala and Cuajone open pit mines in the Andes, Peru; and the Cananea mine and La Caridad mine in northern Mexico.

Starwood Hotels & Resorts Worldwide, Inc., headquartered in White Plains, New York, is one of the largest hotel companies in the world. The company's hotel and leisure segment represents a worldwide network of owned, leased and consolidated joint venture hotels and vacation ownership resorts operated primarily under proprietary brand names including "Sheraton," "Westin," "St. Regis," "The Luxury Collection," "Four Points" and "W."

Terex Corporation, headquartered in Westport, Connecticut, is a global manufacturer of equipment for the construction, infrastructure and mining industries.

Tesoro Corporation, headquartered in San Antonio, Texas, and its subsidiaries engage in refining and marketing petroleum products in the United States.

Total System Services, Inc., headquartered in Columbus, Georgia, is an electronic payment processor of consumer credit, debit, commercial, stored value and retail cards.

United States Steel Corporation, headquartered in Pittsburgh,
Pennsylvania, is an integrated steel producer with major production operations in the United States and central Europe.

Vulcan Materials Company, headquartered in Birmingham, Alabama, is principally engaged in the production, distribution and sale of construction materials and industrial and specialty chemicals.

XTO Energy, Inc., headquartered in Fort Worth, Texas, acquires, exploits and develops producing oil and gas properties, with operations in Texas, Kansas, New Mexico, Oklahoma and Wyoming. The company also owns and operates a gas gathering system in Oklahoma.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1


                           SIGNATURES

     The Registrant, FT 1341, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222 and FT 1318 for
purposes  of  the  representations  required  by  Rule  487   and
represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1341, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 30, 2007.

                              FT 1341

                              By: FIRST TRUST PORTFOLIOS L.P.
                                        Depositor



                              By:  Jason T. Henry
                                  Senior Vice President


                               S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                  TITLE*                 DATE

Judith M. Van Kampen         Director           )
                             of The Charger     )   March 30, 2007
                             Corporation, the   )
                             General Partner of )
                             First Trust        )
                             Portfolios, L.P.   )

Karla M. Van Kampen-Pierre   Director           )
                             of The Charger     )   Jason T. Henry
                             Corporation, the   )   Attorney-in-Fact**
                             General Partner of )
                             First Trust        )
                             Portfolios, L.P.   )


David G. Wisen               Director           )
                             of The Charger     )
                             Corporation, the   )
                             General Partner of )
                             First Trust        )
                             Portfolios, L.P.   )





       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3



    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Amendment No. 2 to Registration Statement No. 333-140520 of our report dated March 30, 2007, relating to the financial statement of FT 1341 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.




Deloitte & Touche LLP


Chicago, Illinois
March 30, 2007


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1341 and certain subsequent Series, effective March 30, 2007 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as
         Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-45955] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

                               S-6


2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7